UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA RESOLVES TO PAY A CASH DIVIDEND OF EURO 0.08

PER SHARE

BBVA’s Board of Directors has resolved today the distribution in cash, as gross interim dividend against 2015 results, of euro 0.08 for each of all current issued shares.

Gross dividend: euro 0.08 per share

Net dividend: euro 0.0648 (withholding tax rate of 19%)

Ex-dividend date: Monday, January 11th, 2016

The dividend will be paid out as of next January 12th, 2016, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR provides to such entities.

Madrid, December 22nd, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 22, 2015	By:	/s/ Erik Schotkamp

	Name:	Erik Schotkamp

	Title:	Capital & Funding Managing Director